UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Companhia Aberta CNPJ/MF n.º 02.558.157/0001-62 NIRE 35.3.0015881-4

MINUTES OF THE 436th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 28, 2023

1.        DATE, TIME, AND PLACE: On February 28 (twenty-eight), 2023 at 03:00 pm São Paulo local time), virtually, as allowed by article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Consultant Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call notice was sent pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who sign these minutes were present, there being, therefore, a quorum pursuant to the Bylaws. The General Secretary and General Counsel of the Company, Mr. Breno Rodrigo Pacheco de Oliveira was also in attendance as Secretary of the Meeting

3. PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4.  AGENDA AND RESOLUTIONS: After the start of the works, the Chairman of the Board of Directors of the Company, Mr. Eduardo Navarro de Carvalho, clarified that the meeting had the main objective of appraising the fulfilment with the suspensive conditions applicable to make effective the incorporation of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”) by the Company (“Incorporation”), as approved under a suspensive condition at the Company's extraordinary general meeting held on February 1 of the current year.

The Board Members present became aware of and confirmed:

(i)	obtaining prior consent from ANATEL, pursuant to decision No. 39 of the Board of Directors of ANATEL carried out through Deliberative Circuit No. 38 on February 13, 2023 (“Judgment”);

(ii)	pursuant to Acts No. 1600/2023 and No. 1860/2023 of ANATEL, the fulfilment of the conditions imposed by this agency for the Incorporation, as provided for in the Judgment; and

(iii)	conclusion of the operating procedures related to the systemic parameterization, as provided for in the Incorporation Justification Protocol and Instrument.

TELEFÔNICA BRASIL S.A. Companhia Aberta CNPJ/MF n.º 02.558.157/0001-62 NIRE 35.3.0015881-4

After verifying the fulfilment of all the suspensive conditions to which the Incorporation was conditioned, as set out above, the members of the Board of Directors present at the meeting unanimously confirmed and declared the full and immediate effectiveness of said Incorporation and the consequent extinction of the Garliava from the present date.

Furthermore, this collegiate authorized the Company's Administrators to perform all acts that may be necessary before public bodies and third parties in general.

5.      ADJOURNMENT: With nothing further, the Chairman of the Board of Directors declared the meeting ended and these minutes were drawn up. São Paulo, February 28, 2023. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Solange Sobral Targa; and Denise Soares dos Santos. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 436th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 28, 2023, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 28, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director